UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

     Carver Bancorp, Inc.
(Name of Issuer)

    Common Stock, par value $0.01 per share
 (Title of Class of Securities)

  146875109
(CUSIP Number)

                         December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G
CUSIP No.: 146875109	Page 2 of 5 Pages
1.	Names of Reporting Persons. KEEFE, BRUYETTE & WOODS, INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power	143,600
	6. Shared Voting Power	0
	7. Sole Dispositive Power	143,600
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person: BD

Page 3 of 5 Pages
Item 1(a).	Name of Issuer Carver Bancorp, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices 75 West 125th Street, New York, New York 10027
Item 2(a).	Name of Person Filing
This Statement is filed on behalf of Keefe, Bruyette & Woods, Inc. (the "Reporting Person")
Item 2(b).	Address of Principal Business Office or, if None, Residence 787 Seventh Avenue, 4th Floor, New York, New York 10019
Item 2(c).	Citizenship New York
Item 2(d).	Title of Class of Securities Common Stock, par value $0.01 (the "Shares")
Item 2(e).	CUSIP Number 146875109
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
Item 4.	Ownership.
Item 4(a).	Amount Beneficially Owned
As of December 31, 2010, the Reporting Person may be deemed to be the beneficial owner of 143,600 Shares.

Page 4 of 5 Pages

Item 4(b).	Percent of Class
The Reporting Person may be deemed the beneficial owner of approximately 5.8% of Shares outstanding. (There were 2,484,285 Shares outstanding as of October 26, 2010, according to the Issuer's quarterly report on Form 10-Q, filed on November 15, 2010.)

Item 4(c).	Number of Shares as to which such person has:
Keefe, Bruyette & Woods, Inc.

(i) Sole power to vote or direct the vote:	143,600

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	143,600

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group This Item 9 is not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After  reasonable  inquiry  and to the  best of my  knowledge  and belief,  I certify  that the  information  set forth in this  statement is true, complete and correct.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Mary Johnstone
Name:	Mary Johnstone
Title:	Chief Compliance Officer

February 11, 2011